Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Marathon Digital Holdings, Inc. on Form S-3 (File Nos. 333-241688, 333-251309 and 333-252053) and Form S-8 (File Nos. 333-239565, 333-252950, and 333-258928) of our report dated March 9, 2022, with respect to our audits of the consolidated financial statements of Marathon Digital Holdings, Inc. as of December 31, 2021 and for the year then ended and our report dated March 9, 2022 with respect to our audit of internal control over financial reporting of Marathon Digital Holdings, Inc. as of December 31, 2021, which reports are included in this Annual Report on Form 10-K of Marathon Digital Holdings, Inc. for the year ended December 31, 2021.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of a material weakness.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

March 9, 2022